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                                   EXHIBIT 28





         Robert J. Fitzsimmons
For Immediate Release
         602/ 207-5759

4/19/95


             THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION

               THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC.

                  WHOSE EARNINGS WERE RELEASED APRIL 18, 1995


                           FINOVA CAPITAL CORPORATION

                        ANNOUNCES FIRST QUARTER RESULTS


PHOENIX, Arizona, April 19, 1995 -- FINOVA Capital Corporation (formerly known as Greyhound Financial Corporation) (the "Company") today reported net income of $22.4 million for the first quarter of 1995 compared to $11.6 million for the first quarter of 1994, a 93% increase in net income.

         Sam Eichenfield, President, Chairman and Chief Executive Officer of FINOVA Capital, said he was encouraged by the amount of new business added during the first quarter and the build up of the backlog of new business to just under $1 billion. During the first quarter, the Company generated $478 million of new loan and lease business (up 87% from 1994), as well as $381 million of factoring volume, almost double the 1994 level. This new business activity plus $117 million of assets acquired during the quarter resulted in net portfolio growth of $322 million or an annualized growth rate of 23%.





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         Interest margins earned contributed significantly to the performance for the quarter but, as a percent of average earning assets, declined from 5.9% for the fourth quarter of 1994 to 5.7% for the first quarter of 1995. "This slight decline in interest margins earned is not indicative of any trend, but is relative more to the fact that growth of funds employed occurred late in the quarter without the full benefit of related interest margins earned on assets for the three month period," Mr. Eichenfield said. A substantial portion of the growth in funds employed during the quarter occurred in March. As a result, the interest margin for the first quarter of 1995 includes only a fraction of the interest margin expected to be earned on the assets added during the quarter. While strong, interest margins for the quarter were expected to decline slightly from the 6% level reported for the full year 1994. In addition to the timing of new business, the expected margin decline resulted, in part, from the cost of interest rate hedging activities during the first quarter of 1995. The Company helped protect its margins on floating-rate transactions by hedging an additional $750 million of floating-rate debt to lock in the spread between the Company's lending and borrowing rates. With these agreements, the Company has protected its margins on $1.5 billion of floating-rate transactions (or approximately 50% of its floating-rate liabilities) during the respective hedge terms. Growth in interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses") in the 1995 period.

         The Company recorded a greater loss provision in 1995 due to the increased size of the portfolio. Reserves and accrued liabilities for possible credit losses at March 31, 1995 represented 2.0% of managed assets and 70.9% of nonearning assets.

         The higher operating expenses are primarily attributable to the additions of TriCon Capital, acquired on April 30, 1994, and Ambassador Factors, acquired on February 14, 1994, as well as to expenses incurred in connection with the higher volume of new business added during the quarter. The running rate of these expenses, measured as a percent of interest margins earned, was 47.2% (for the combined entities) in 1995, an increase over 42.6% in 1994. It should be noted that





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the ratio relative to operating expenses was also impacted by the fact that a full quarter's spread was not reflected for the volume of business added during the period.

         Income taxes were higher in the first quarter of 1995 due to an increase in income before income taxes and to a higher tax rate in effect during the first quarter of 1995 (40.3% in 1995 vs. 37.8% in 1994).

         FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products to small and medium sized businesses from $500,000 to $35 million. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

                                      ####








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                           FINOVA CAPITAL CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES
                         SUMMARY OF CONSOLIDATED INCOME
                                   (UNAUDITED)
                             (Dollars in Thousands)

                                                                                      Three Months Ended
                                                                                           March 31,
                                                                                   ------------------------
                                                                                     1995            1994
                                                                                   ------------------------
Interest earned from financing transactions                                        $174,757         $73,961
Interest expense                                                                     84,524          33,862
Depreciation                                                                         12,743           1,957
                                                                                   --------         -------
Interest margins earned                                                              77,490          38,142
Provision for possible credit losses                                                  6,400           3,250
Gains on sale of assets                                                               2,980               3
Selling, administrative and other operating expenses                                 36,575          16,241
                                                                                   --------         -------
Income before income taxes                                                           37,495          18,654
Income taxes                                                                         15,127           7,058
                                                                                   --------         -------
Net Income                                                                         $ 22,368         $11,596
                                                                                   ========         =======


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                           FINOVA CAPITAL CORPORATION
         SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED) (1)
                             (Dollars in Thousands)

                                                              Three Months Ended                    Year
                                                                     or at                          Ended
                                                                   March 31,                        or at
                                                                                                   December
                                                                                                      31,
                                                        -------------------------------           ----------
                                                           1995                1994                  1994
FINANCIAL DATA:                                         ----------          -----------           ----------
 Average funds employed (AFE) and
  securitizations (2)                                   $6,060,470          $3,059,227            $4,629,578
 Ending funds employed (EFE)                             5,989,461           3,271,882             5,667,644
 Securitizations (2)                                       210,448                                   253,386
 Average earning assets (3)                              5,430,923           2,723,183             4,064,971
 Reserve and accrued liabilities (4) for
  possible credit losses                                   122,953              73,057               122,233
 Nonaccruing assets                                        173,493             122,707               168,761
 Total debt                                              4,847,273           2,510,590             4,573,354
 Stockholders' equity                                      800,697             392,823               781,986
 New business                                              477,791             254,701             1,799,331
 Backlog (includes lines of credit)                        955,656             486,242               764,326
 Factoring volume                                          381,294             130,749             1,129,936
 Write-offs                                                  8,885               5,106                35,127
RATIOS:
 Write-offs (annualized) as a % of AFE and
   average securitizations (2)                                0.6%                0.7%                  0.8%
 Nonaccruing assets as a % of EFE and
   securitizations (2)                                        2.8%                3.8%                  2.9%
 Reserve and accrued liabilities (4) for possible
  credit losses as a % of:
   Ending funds employed and securitizations (2)              2.0%                2.2%                  2.1%
   Nonaccruing assets                                        70.9%               59.5%                 72.4%
 Interest margins earned (annualized) as a %
  of average earning assets (3)                               5.7%                5.6%                  6.0%
Selling, administrative and other operating
  expenses as a % of interest margins earned                 47.2%               42.6%                 46.1%
 Total debt to equity                                         6.05                6.39                  5.85

- ------------
(1) Includes financial results from Ambassador and TriCon subsequent to their acquisitions on February 14, 1994 and April 30, 1994, respectively.


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(2)   Securitizations are assets sold under securitization agreements and managed by the Company. Average contracts securitized were $232 million and $183 million for March 31, 1995 and December 31, 1994, respectively.
(3) Average earning assets equal AFE less average deferred taxes on leveraged leases ($227 million, $223 million and $225 million for March 31, 1995 and 1994 and December 31, 1994, respectively) and average nonaccruing assets ($171 million, $113 million and $157 million for March 31, 1995 and 1994 and December 31, 1994, respectively).
(4) Accrued liabilities of $13 million at March 31, 1995 and December 31, 1994 represent an allowance for estimated losses under certain recourse provisions of securitizations.